Mail Stop 3561

September 8, 2006

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

>   **Re: FirstEnergy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 2, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2006 and June 30, 2006**
>   **File No. 333-21011**

Dear Mr. Wagner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31. 2

1. In future filings, please provide separate Section 302 and Section 906
    certifications for each registrant.

2. In future filings, please revise your certifications to replace references to "annual
    report" with "report." You may continue to refer to "annual report" in Item 1 of
    the certification. Note that the language of the certifications required by Section
    302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K should not be
    altered. Similarly, please revise your certifications in future filings of Form 10-Q
    to replace references to "quarterly report" with "report."

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 4

Executive Summary, page 4

3. We note your presentation of the non-GAAP measures "earnings before unusual
    items" on page 4 and "cash earnings" on page 22. We assume you consider such
    measures to be non-GAAP measures of performance. If so, indicate as such and
    provide cautionary disclosure that the non-GAAP measures may not be
    comparable to similarly titled measures used by other entities. We believe the
    non-GAAP measures should not be considered an alternative to net income, the
    most directly comparable GAAP measure, as an indicator of operating
    performance. If you agree, you should so state. If you do not, explain why.
    Further, in arriving at these measures, it appears you exclude items that are
    recurring in nature. Please note that if you intend to include non-GAAP
    performance measures that exclude items of a potentially recurring nature in
    future filings, you should demonstrate the usefulness of the measures. In this
    regard, you should fully address the bullet points in Question 8 of our Frequently
    Asked Questions Regarding the Use of Non-GAAP Financial Measures, available
    on our website at www.sec.gov, in crafting your revised disclosures. In this
    regard, ensure you revise your disclosures as follows:

    *   Disclose the specific manner in which you *use* the non-GAAP measures to
        conduct or *evaluate* your business. If you do not use the measures in any of
        the above manners, explain your basis for presenting the measures.
    *   Discuss the economic substance behind your decision to use the measures.
    *   Disclose the material limitations associated with use of the measures as
        compared to the use of the most directly comparable GAAP financial
        measure. For example, how does exclusion of an economic event produce a

measure that is at least equal in qualitative content to the comparable GAAP measure?
- Disclose the manner in which you compensate for these limitations when using the measures.

Please show us how the revised disclosures will read in future filings.

Contractual Obligations, page 26

4. Please consider revising your table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you continue to choose not to include these payments, a footnote to the table should provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and Footnote 46 to the Commission's MD&A Guidance dated December 29, 2003, available at www.sec.gov.

Consolidated Statements of Income, page 46

5. Please revise to present the subtotal income before income taxes. Refer to the requirements of Rule 5-03(b)(10) of Regulation S-X.

6. Please revise to present the subtotal income before cumulative effects of changes in accounting principles. Refer to the requirements of Rule 5-03(b)(16) of Regulation S-X.

Consolidated Statements of Cash Flows, page 53

7. With reference to paragraphs 11-13 of SFAS 95, please explain to us how you concluded it was appropriate to present "Nonutility generation trusts withdrawals (contributions)" on a net basis. In this regard, you may want to explain to us the nature of the trusts.

Note 2. Summary of Significant Accounting Policies, page 55

(A) Accounting for the Effects of Regulation, page 55

Regulatory Assets, page 56

8. We note your disclosure that, as a result of the rate certainty plan approved in January 2006, the "Extended RTC" balances were reduced by $205 million on a consolidated basis. Please tell us the regulators rationale in applying it against the "Accumulated cost of removal regulatory liability." In doing so, please also explain to us in greater detail why the "Extended RTC" balances were reduced on January 1, 2006. Lastly help us understand the cash flow effects of this regulatory action. Tell us the extent amounts deferred under customer shopping incentives

were cash outflows and whether the practical effect of the offset is to avoid a possible rate increase now as opposed to offsetting a current rate increase with a future rate refund.

(D) Accounting for Certain Wholesale Energy Transactions, page 57

9. You indicate that on January 1, 2005 you began accounting for purchase and sale transactions in the PJM Market based on your net hourly position. Please explain to us how you concluded it was appropriate not to reclassify comparative financial statements for prior periods. In explaining your accounting rationale, please tell us what predominant practice has been and is currently in the financial statements of deregulated electricity providers and tell us whether any other unregulated generator has undergone a similar accounting change.

(F) Property, Plant and Equipment, page 58

10. With respect to your 50% ownership interest in Yards Creek Pumped Storage Facility, please disclose the amount of utility plant in service, the accumulated provision for depreciation, and the amount of plant under construction. Additionally, disclose whether your share of direct expenses is included in the corresponding operating expense line items on the income statement. Refer to the requirements of SAB Topic 10:C. If you believe such amounts are immaterial, please provide us your reasoning.

(K) Cumulative Effect of Accounting Changes, page 61

11. Please explain to us why the adoption of SFAS 143 in 2003 resulted in income. In this regard, if the income recognized relates to amounts collected from customers prior to the adoption of SFAS 143, explain to us how you concluded such amounts represent assets of the corporation rather than amounts, if not spent, to be returned to customers. Please tell us whether you received any type of regulatory, legislative, legal or other type of acquiescence for the position you adopted.

Note 3. Pension and Other Postretirement Benefit Plans, page 62

12. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternatives to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant